

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 23, 2015

Timothy Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
116 3rd Street NW, Suite 302
Hickory, NC 28601

Re: Dale Jarrett Racing Adventure, Inc.
Preliminary Proxy Statement
Filed June 24, 2015
File No. 000-27251

Dear Mr. Shannon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Zachary Walker